Exhibit 99.20
CONSENT OF R. RIVERA
     I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Goldcorp Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:
1.	The technical report dated December 31, 2007 and amended February 19, 2008 entitled “Amended Penasquito Project Technical Report Concepción del Oro District, Zacatecas State, México” (the “Amended Penasquito Report”); and

2.	The annual information form of the Company dated March 25, 2008, which includes reference to my name in connection with information relating to the Amended Peñasquito Report, the Los Filos Mine, the Nukay Mine, and the properties described therein.
Date: March 28, 2008

/s/ Reynaldo Rivera
Name:	Reynaldo Rivera
Title:	Director, Exploration